April 21, 2005

John Fieldsend, Esq.
U.S. Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

                    Re: Alliance Recovery Corporation ("ARC")
                    Amendment No. 1 to Registration Statement on Form SB-2 File No. 333-121659
                    Filed on February 11, 2005

Dear Mr. Fieldsend:

The following is in response to David Mittleman, Esq.'s letter dated February 25, 2005:

General
-------

1. Please disclose your response to our prior comment 2. Also, please tell us whether you anticipate completing the renegotiation with Mirador prior to requesting acceleration of this registration statement.

     ANSWER: We have executed a new agreement with Mirador for 2005. In Amendment No. 2 to Form SB-2, we have included as new Exhibit 10. 3, the new Mirador Consulting, Inc. agreement ("2005 Consulting Agreement"). Please note that the compensation paid to Mirador pursuant to the 2005 Consulting Agreement is 300,000 shares of restricted common stock only. Such shares are to be issued in accordance with the exemption from registration in Section 4(2) of the 1933 Securities Act. In response to your prior comment 2, the 2004 Mirador agreement requires the Company only to issue 200,000 shares of common stock and 200,000 warrants. The Company is registering the 200,000 shares of commons tock and the 200,000 shares of common stocks underlying the warrants.

Front Cover Page of Prospectus, page 3
--------------------------------------

2. We reissue our prior comment 7 in part. The selling security holders will utilize this prospectus to find purchasers of your shares. Accordingly, please add a sentence here briefly highlighting that purchasers in this offering may be receiving an illiquid security.

     ANSWER: In Amendment No. 2 to Form SB-2, on the cover page of the prospectus, we have added language regarding purchasers receiving an illiquid security.

Summary Information, page 5
---------------------------

3. We reissue our prior comment 13 in part. Please better clarify the current status of your business rather than what you intend of your business.

     ANSWER: On the Summary Information page of Amendment No. 2 to Form SB-2, we have stated that Alliance presently has no business operations. Notwithstanding this insertion, Alliance feels it is important to state its intended business.

Risk Factors, page 6
--------------------

4. We reissue our prior comment 14 in part. The following risk factors continue to contain generic disclosure that could apply to any company in any industry:

     o "Our success is dependent on our ability to raise additional financing in the future."

     o "The operation of our facility may result in liability claims against us resulting in possible damages about our insurance limits and negatively affecting our profitability."

          ANSWER: In Amendment No. 2 to Form SB-2, we have deleted both risk factors.

We have a limited operating history..., page 7
----------------------------------------------

5. We note your response to our prior comment 17. However, please clarify what you mean by, "[w]e will not need financing until we raise $20 million and commence operations of our facility."

     ANSWER: In Amendment No. 2 to Form SB-2, we have included the following language before the statement set forth above: "Since we presently do not have any business operations..." The remainder of the sentence indicates that shareholders and present management will have a willingness to provide short term financing. This should clarify the statement set forth above.

There is presently no public trading market..., page 6
------------------------------------------------------

6. We reissue our prior comment 21 in part. In a distinct risk factor, please discuss the risks that result given that the offering price was arbitrarily determined and that the price bears no relation to your assets, earnings, book value, or other criteria of value.

     ANSWER: In Amendment No. 2 to Form SB-2, we have added a distinct risk factor regarding the above.

Use of Proceeds, page 10
------------------------

7. We note your response to our prior comment 22. However, please disclose your possible aggregate proceeds from the exercise of warrants in this section and in your Management's Discussion and Analysis section as well.

     ANSWER: In Amendment No. 2 to Form SB-2, we have added the following language in the "Use of Proceeds" section and the "MD&A" section:
               "We will receive aggregate proceeds of $3,926,502 from the exercise of the outstanding warrants."


Determination of the Offering Price, page 11
--------------------------------------------

8. We reissue our prior comment 25. You may not simply "estimate" your offering price. The initial offering price apparently is $0.50 per share. Only once your shares are listed or traded may the selling shareholders sell at prevailing market prices.

     ANSWER: In Amendment No. 2 to Form SB-2, we have deleted the language regarding estimating the offering price and stated that is based on the share price paid by the selling security holders for the purchase of the units.

Plan of Operations, page 14
---------------------------

9. We note your response to our prior comment 33. However, please disclose the qualifications, financial resources, and any other material aspects, including timing, necessary to become listed on the American Stock Exchange or the Nasdaq Small Cap. Also, please clarify whether the standard of "being traded on a recognized stock exchange" includes being listed on the OTC Bulletin Board.

     ANSWER: In Amendment No. 2 to Form SB-2, we have expanded our discussion of obtaining a quotation on the OTC Bulletin Board. In addition, we have deleted any language referring to the American Stock Exchange, the Nasdaq Small Cap and "being traded on a recognized stock exchange."

10. We note your response to our prior comment 34. However, please be more specific about your discussions with suppliers and operators who have expressed an interest in, or with whom you have had discussions about, participating in your overall business. If you are unable to provide greater specificity, please state this in your document.

     ANSWER: In Amendment No. 2 to Form SB-2, we have added language at the end of two paragraphs that start as follows: "During the permitting period..." and "Also at this time, some preliminary site work..." Both additions indicate that Alliance can not provide further details until the $20M capitalization has occurred.

One Step Manufacturing Process, page 20
---------------------------------------

11. We note your response to our prior comment 40. However, in paragraph three of this section, you describe the pyrolytic reaction that all current thermal operations utilize. Please clarify if this is the process you will use in your facilities, or whether your process will improve upon the one you describe.

     ANSWER: In Amendment No. 2 to Form SB-2, we have added language the process.

Process of Tire Derived Fuel, Page 21
-------------------------------------

12. We note your response to our prior comment 43. However, please disclose what fuels are derived currently from tires, and please tell us how they are derived.

     ANSWER: In Amendment No. 2 to Form SB-2, we have added language disclosing the above request.

Product, Markets & Services, page 23
------------------------------------

13. We note your response to our prior comment 48. Please include your calculations in your document.

     ANSWER: In Amendment No. 2 to Form SB-2, we have included Alliance's calculations.

Directors, Executive Officers, page 30
--------------------------------------

14. We note your response to our prior comment 67. Please identify the other directorships Mr. Martin held in reporting companies, naming each company. Please state if his directorships were not with reporting companies. See
     Item 401 (a)(5) of Regulation S-B.

     ANSWER: Mr. Martin has not served on the board of directors of any reporting companies. Therefore, we have not added any additional disclosure to Amendment No. 2 to Form SB-2. However, for your information, he has held directorships in the following private Ontario companies: Nith River Farm Inc. - 1978-1996; Mister Beef Inc. - 1975-1986; Trivest Feeders Ltd. - 1976-1987; Plan Plus Inc. (based in Lindsay, Ontario) - 2004 to present; Assante Financial Corp. (prior to its listing as a reporting company) - 1996-1997.

Selling Stock Holders, page 33
------------------------------

15. We note your response to our prior comment 71. However, please identify the beneficial owner that has the ultimate voting or investment control over the shares listed in your selling shareholder table for Eagle Visions Securities Corp. See Interpretation 60 under Section 1. Regulation S-K in the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations (July 1997).

     ANSWER: In Amendment No. 2 to Form SB-2, we have included the beneficial owner of Eagle Vision Securities Corp.

16. We reissue our prior comments 72 and 73. Qualifying your response by "to [your] knowledge," suggests that you are uncertain as to whether any selling stockholder is a broker-dealer or an affiliate of a broker-dealer. In this regard, please tell us whether you have conducted any due diligence to verify the broker-dealer status of the selling stockholders.

     ANSWER: Alliance has determined that Brawley Cathers Limited is the only selling stockholder that is a registered broker-dealer. However, it is only registered in Canada and not with the NASD. Please advise us if anything further is required by the Commission.

Plan of Distribution, page 39
-----------------------------

17. We note your response to our prior comment 75. However, Item 510 of Regulation S-B requires you to provide the undertaking in the first sentence of Item 512(e) in your prospectus. Currently, you have this undertaking only in Part II of your document, which is not part of the prospectus. Therefore, please include this undertaking in the prospectus portion of your document as well as in Part II. If the undertaking is in your prospectus already, please tell us where it can be found. See Item 14 of Form SB-2 and Item 510 of Regulation S-B.

     ANSWER: In Amendment No. 2 to Form SB-2, we have included the first sentence of Item 512(e) in the "Plan of Distribution" section. It has already been included in Part II.

Financial Statements
--------------------

General
-------

18. In your next amendment please update your financial statements, as necessary, through December 31, 2004. See Item 310(g) of Regulation S-B.

     ANSWER: Amendment No. 2 to Form SB-2 included updated financial statements for the year ended December 31, 2004.

Item 26, Recent Sales of Unregistered Securities, page 43
---------------------------------------------------------

19. We note your response to or prior comment 82. Please do disclose the first two sentences of your response with regard to the purchasers listed in the table on pages 45-46.

     ANSWER: In Amendment No. 2 to Form SB-2, we have added the first two sentences of our prior response in Item 26, at the beginning of the table.

Item 28, Undertakings, page 48
------------------------------

20. Please remove the redundant undertaking required by Item 512(e) in your document.

     ANSWER: In Amendment No. 2 to Form SB-2, we have removed the redundant undertaking required by Item 512(e).

Very truly yours,

ANSLOW & JACLIN, LLP

BY: s/s Anslow & Jaclin, LLP
ANSLOW & JACLIN, LLP